UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2008
Commission File Number: 000-30698

SINA Corporation
(Registrant’s Name)

Room 1802, United Plaza
1468 Nan Jing Road West
Shanghai 200040, China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑        Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐              No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

Signatures
Press Release regarding Results of Operations and Financial Condition for the Second Quarter Ended June 30, 2008, issued by SINA Corporation on August 6, 2008

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINA CORPORATION (Registrant)
Date: August 11, 2008	By:	/s/ Herman Yu
Herman Yu
Chief Financial Officer

SINA Reports Second Quarter 2008 Financial Results
Shanghai, China— (PR Newswire)—August 6, 2008—SINA Corporation (Nasdaq GS: SINA), a leading online media company and mobile value-added service (MVAS) provider for China and for the global Chinese communities, today announced its unaudited financial results for the quarter ended June 30, 2008.
Second Quarter 2008 Highlights
▪	Net revenues increased 53% year over year to $91.3 million, exceeding the Company’s guidance of between $88.0 million and $90.0 million.

▪	Advertising revenues increased 58% year over year to $64.9 million, reaching the high end of the Company’s guidance of between $64.0 million and $65.0 million.

▪	Non-advertising revenues increased 42% year over year to $26.4 million, exceeding the Company’s guidance of between $24.0 million and $25.0 million.

▪	GAAP net income grew 74% year over year to $25.2 million or $0.42 diluted net income per share.

▪	Non-GAAP* net income grew 62% year over year to $26.2 million or $0.43 diluted non-GAAP net income per share.

*Non-GAAP measures are described below and reconciled to the corresponding GAAP measures in the section below titled “Reconciliation of
  Non-GAAP to GAAP Results.”
“We are very proud of our record revenues and earnings in the second quarter. Our online advertising business in China, in particular, continues to be robust, growing 59% year over year, and was a major driving force in allowing us to achieve a net income growth of 74% year over year. SINA’s ability to improve profitability, in light of aggressive marketing and content acquisition by our online advertising competitors, further demonstrates SINA’s unmatched leadership in brand equity, content and product offerings as well as media influence in the Chinese marketplace.” said Charles Chao, CEO of SINA. “We expect SINA’s advertising momentum to further accelerate in the third quarter, as we are prepared to provide an unprecedented online media coverage of the Beijing Olympic Games.”
Financial Results
For the second quarter of 2008, SINA reported total revenues of $91.3 million, representing a 53% increase from the same period last year and a 28% increase from last quarter.
Advertising revenues for the second quarter of 2008 totaled $64.9 million, growing 58% from the same period last year and 36% from last quarter. Advertising revenues in China grew 59% year over year, or 37% quarter over quarter, to $64.3 million for the second quarter of 2008. Advertising revenues in the second quarter of 2008 represented 71% of total revenues, up from 69% in the same period last year and 67% in the previous quarter.
Non-advertising revenues for the second quarter of 2008 totaled $26.4 million, representing a 42%

increase from the same period in 2007 and a 12% increase from the previous quarter. For the second quarter of 2008, MVAS revenues, which accounted for 93% of non-advertising revenues, grew 44% from the same period last year and 13% from last quarter to $24.5 million.
Gross margin for the second quarter of 2008 was 62%, compared to 62% in the same period last year and 59% in the last quarter. Advertising gross margin for the second quarter of 2008 was 64%, compared to 62% in the same period last year and 60% in the previous quarter. Excluding stock-based compensation and amortization expense of intangible assets, advertising gross margin in the second quarter of 2008 was 65%, compared to 63% in the same period last year and 62% in the previous quarter. The increase in advertising gross margin was due to revenues growing faster than cost of sales. MVAS gross margin for the second quarter of 2008 was 55%, compared to 61% in the same period last year and 56% last quarter. The decrease in MVAS gross margin was mainly due to increased costs related to revenue sharing arrangements.
Operating expenses for the second quarter of 2008 totaled $36.6 million, an increase of 49% from the same period last year and an increase of 28% from last quarter. Excluding stock-based compensation and amortization expense of intangible assets, operating expenses for the second quarter of 2008 was $33.4 million, representing an increase of 47% from the same period last year and an increase of 29% from last quarter. The increase in operating expenses mainly relates higher marketing spending and, to a lesser extent, higher engineering and sales related payroll and other personnel costs.
Interest and other income for the second quarter of 2008 was $6.7 million, compared to $2.6 million from the same period last year and $6.2 million from last quarter. Other income for the second quarter of 2008 was $3.2 million, which mainly comprised of foreign exchange gains resulted from intercompany dividends. During the second quarter of 2008, the Company recorded a gain of $3.1 million, as a result of selling minority equity interest in one of its subsidiaries to E-House (China) Holdings Ltd.
Provision for income taxes for the second quarter of 2008 was $4.2 million, compared to $1.5 million from the same period last year and $3.6 million from last quarter. The Company made a provision for PRC income taxes for the second quarter of 2008 assuming an effective tax rate of 16%.
Net income for the second quarter of 2008 was $25.2 million, compared to $14.5 million in the same period last year and $16.1 million last quarter. Diluted net income per share for the second quarter of 2008 was $0.42, compared to $0.25 in the same period last year and $0.27 last quarter. Non-GAAP net income for the second quarter of 2008 totaled $26.2 million, compared to $16.1 million in the same period last year and $19.6 million in the previous quarter. Non-GAAP diluted net income per share for the second quarter of 2008 was $0.43, compared to $0.27 in the same period last year and $0.33 last quarter.
As of June 30, 2008, SINA’s cash, cash equivalents and short-term investments totaled $540.9 million, compared to $478.0 million as of December 31, 2007. Cash flow from operating activities for the second quarter of 2008 was $25.3 million, compared to $20.9 million for the same period last year and $23.3 million last quarter.
Business Outlook
The Company estimates its total revenues for the third quarter of 2008 to be between $100 million and $104 million, with advertising revenues to be between $75 million and $77 million and non-advertising revenues to be between $25 million and $27 million. Stock-based compensation for the third quarter of 2008 is expected to be between $3.5 million to $4.0 million, which excludes any new shares that may be granted.
Investor Conference
The Company announced that Herman Yu, Chief Financial Officer, is scheduled to attend the 2008 Citi Investment Research Technology Conference in New York City on Tuesday, September 2, 2008, which will be held at the Hilton New York Hotel.
Non-GAAP Measures
This release contains non-GAAP financial measures. These non-GAAP financial measures, which are used as measures of the Company’s performance, should be considered in addition to, not as a substitute for, measures of the Company’s financial performance prepared in accordance with United States Generally Accepted Accounting Principles (“GAAP”). The Company’s non-GAAP financial measures may be defined differently than similar terms used by other companies. Accordingly, care should be exercised in understanding how the Company defines its non-GAAP financial measures.
Reconciliations of the Company’s non-GAAP measures to the nearest GAAP measures are set forth in the section below titled “Reconciliation of Non-GAAP to GAAP Results.” These non-GAAP measures include non-GAAP gross profit, non-GAAP operating expenses, non-GAAP income from operations, non-GAAP net income, non-GAAP diluted net income per share and non-GAAP advertising gross margin.
The Company’s management uses non-GAAP financial measures to gain an understanding of the Company’s comparative operating performance (when comparing such results with previous periods or forecasts) and future prospects. The Company’s non-GAAP financial measures exclude certain special items, including stock-based compensation charge, amortization of intangible assets, amortization of convertible debt issuance costs, gain on the sale of business and investments and gain on the sale of minority interest in subsidiary from its internal financial statements for purposes of its internal budgets. Non-GAAP financial measures are used by the Company’s management in their financial and operating decision-making, because management believes they reflect the Company’s ongoing business in a manner that allows meaningful period-to-period comparisons. The Company’s management believes that these non-GAAP financial measures provide useful information to investors and others in the following ways: 1)

in understanding and evaluating the Company’s current operating performance and future prospects in the same manner as management does, if they so choose, and 2) in comparing in a consistent manner the Company’s current financial results with the Company’s past financial results. The Company’s management further believes the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gains and losses (i) that are not expected to result in future cash payments or (ii) that are non-recurring in nature or may not be indicative of its core operating results and business outlook.
The Company’s management believes excluding stock-based compensation from its non-GAAP financial measures is useful for itself and investors, as such expense will not result in future cash payment and is otherwise unrelated to the Company’s core operating results.
The Company’s management believes excluding the non-cash amortization expense of intangible assets from its non-GAAP financial measures is useful for itself and investors, because they enable a more meaningful comparison of the Company’s cash performance between reporting periods. In addition, such charges will not result in cash settlement in the future.
The Company’s management believes excluding non-cash amortization expense of issuance cost relating to convertible bonds from its non-GAAP financial measure of net income is useful for itself and investors as such expense does not have any impact on cash earnings.
The Company’s management believes excluding gain on the sale of a business and investments and gain on the sale of minority interest in subsidiary from its non-GAAP financial measure of net income is useful for itself and investors because such gains are not indicative of the Company’s core operating results.
The non-GAAP financial measures have limitations. They do not include all items of income and expense that affect the Company’s operations. Specifically, these non-GAAP financial measures are not prepared in accordance with GAAP, may not be comparable to non-GAAP financial measures used by other companies and, with respect to the non-GAAP financial measures that exclude certain items under GAAP, do not reflect any benefit that such items may confer to the Company. Management compensates for these limitations by also considering the Company’s financial results as determined in accordance with GAAP.
Conference Call
SINA will host a conference call at 9:00 p.m. Eastern Time today to present an overview of the Company’s financial performance and business operations for the second quarter of 2008. The dial-in number for the call is +1-888-482-0024 (US) or +1-617-801-9702 (International) and the pass code is 56501317. A live Webcast of the call will be available from 9:00 p.m. – 10:00 p.m. ET on Wednesday, August 6, 2008 (9:00 a.m. – 10:00 a.m. Beijing Time on August 7, 2008). The call can be accessed through SINA’s corporate web site at http://corp.sina.com. The call will be archived for 12 months on SINA’s corporate web site at http://corp.sina.com. A replay of the conference call will be available through August 13, 2008 at midnight eastern time. The dial-in number is +1-888-286-8010 (US) or +1-617-801-6888 (International). The pass code for the replay is 11987018.
About SINA
SINA Corporation (Nasdaq GS: SINA) is a leading online media company and value-added information service provider in the People’s Republic of China and for the global Chinese communities. With a branded network of localized web sites targeting Greater China and overseas Chinese, the Company provides services through five major business lines including SINA.com (online news and content), SINA Mobile (MVAS), SINA Community (Web 2.0-based services and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping). Together these business lines provide an array of services including region-focused online portals, MVAS, search and directory, interest-based and community-building channels, free and premium email, blog services, audio and video streaming, game community services, classified listings, fee-based services, e-commerce and enterprise e-solutions. The Company generates the majority of its revenues from online advertising and MVAS offerings, and, to a lesser extent, from search and other fee-based services.
Safe Harbor Statement
This announcement contains forward-looking statements that relate to, among other things, SINA’s expected financial performance (as described without limitation in the “Business Outlook” section and in quotations from management in this press release) and SINA’s strategic and operational plans. SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in its proxy statements, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. SINA assumes no obligation to update the forward-looking statements in this release and elsewhere. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SINA’s limited operating history, the uncertain regulatory landscape in the People’s Republic of China, including how the new EIT will be implemented, the changes by mobile operators in China to their policies for MVAS, the Company’s ability to develop and market other MVAS products, fluctuations in quarterly operating results, the Company’s reliance on online advertising sales and MVAS for a majority of its revenues, the Company’s reliance on mobile operators in China to provide MVAS, any failure to successfully develop and introduce new products and any failure to successfully integrate acquired businesses. Further information regarding these and other risks is included in SINA’s Annual Report on Form 20-F for the year ended December 31, 2007 and its other filings with the Securities and Exchange Commission.
Contact:
Cathy Peng
SINA Corporation
Phone: 8610-82628888 x 3112
Email: ir@staff.sina.com.cn

SINA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except per share data)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2008	2007	2008	2008	2007
Net revenues:
Advertising	$64,940	$41,199	$47,836	$112,776	$72,966
Non-advertising	26,380	18,610	23,479	49,859	38,123

	91,320	59,809	71,315	162,635	111,089

Cost of revenues:
Advertising (a)	23,686	15,493	19,032	42,718	28,835
Non-advertising	11,466	7,136	10,178	21,644	14,650

	35,152	22,629	29,210	64,362	43,485

Gross profit	56,168	37,180	42,105	98,273	67,604

Operating expenses:
Sales and marketing (a)	21,102	12,017	14,997	36,099	23,081
Product development (a)	7,385	5,333	6,014	13,399	10,132
General and administrative (a)	7,824	6,887	7,411	15,235	13,544
Amortization of intangibles	258	258	257	515	661

	36,569	24,495	28,679	65,248	47,418

Income from operations	19,599	12,685	13,426	33,025	20,186

Non-operating income:
Interest and other income, net	6,704	2,589	6,220	12,924	5,249
Investment and other gains	3,137	830	—	3,137	830
Amortization of convertible debt issuance cost	—	(171)	—	—	(342)

	9,841	3,248	6,220	16,061	5,737

Income before income taxes	29,440	15,933	19,646	49,086	25,923
Provision for income taxes	(4,245)	(1,477)	(3,580)	(7,825)	(2,859)

Net income	$25,195	$14,456	$16,066	$41,261	$23,064

Basic net income per share	$0.45	$0.26	$0.29	$0.74	$0.42

Diluted net income per share	$0.42	$0.25	$0.27	$0.68	$0.39

Shares used in computing basic net income per share	55,672	54,884	55,547	55,609	54,686
Shares used in computing diluted net income per share	60,669	59,665	60,239	60,463	59,470

Net income used for diluted net income per share calculation:
Net income	$25,195	$14,456	$16,066	$41,261	$23,064
Amortization of convertible debt issuance cost	—	171	—	—	342

	$25,195	$14,627	$16,066	$41,261	$23,406

(a) Stock-based compensation included under SFAS 123R was as follows:

Cost of revenues — advertising	$854	$441	$724	$1,578	$904
Sales and marketing	617	281	499	1,116	673
Product development	582	400	460	1,042	885
General and administrative	1,743	930	1,619	3,362	1,766

SINA CORPORATION
RECONCILIATION OF NON-GAAP TO GAAP RESULTS
(U.S. Dollar in thousands, except per share data)

	Three months ended				Three months ended				Three months ended
	June 30, 2008				June 30, 2007				March 31, 2008
				Non-GAAP				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results	Actual	Adjustments		Results
		854	(a)
		89	(b)			441	(a)			724	(a)

Gross profit	$56,168	$943		$57,111	$37,180	$441		$37,621	$42,105	$724		$42,829

		(2,942	)(a)			(1,611	)(a)			(2,578	)(a)
		(258	)(b)			(258	)(b)			(257	)(b)

Operating expenses	$36,569	$(3,200)		$33,369	$24,495	$(1,869)		$22,626	$28,679	$(2,835)		$25,844

		3,796	(a)			2,052	(a)			3,302	(a)
		347	(b)			258	(b)			257	(b)

Income from operations	$19,599	$4,143		$23,742	$12,685	$2,310		$14,995	$13,426	$3,559		$16,985

		3,796	(a)			2,052	(a)
		347	(b)			258	(b)
		(30	)(b)			171	(c)			3,302	(a)
		(3,137	)(e)			(830	)(d)			257	(b)

Net income	$25,195	$976		$26,171	$14,456	$1,651		$16,107	$16,066	$3,559		$19,625

Diluted net income per share	$0.42			$0.43	$0.25			$0.27	$0.27			$0.33

Shares used in computing diluted net income per share	60,669			60,669	59,665			59,665	60,239			60,239

Net income used in computing diluted net income per share:
Net income	$25,195			$26,171	$14,456			$16,107	$16,066			$19,625
Amortization of convertible debt issuance costs	—			—	171			—	—			—

	$25,195			$26,171	$14,627			$16,107	$16,066			$19,625

Gross margin — advertising	64%	1%		65%	62%	1%		63%	60%	2%		62%

	Six months ended				Six months ended
	June 30, 2008				June 30, 2007
				Non-GAAP				Non-GAAP
	Actual	Adjustments		Results	Actual	Adjustments		Results
		1,578	(a)
		89	(b)			904	(a)

Gross profit	$98,273	$1,667		$99,940	$67,604	$904		$68,508

		(5,520	)(a)			(3,324	)(a)
		(515	)(b)			(661	)(b)

Operating expenses	$65,248	$(6,035)		$59,213	$47,418	$(3,985)		$43,433

		7,098	(a)			4,228	(a)
		604	(b)			661	(b)

Income from operations	$33,025	$7,702		$40,727	$20,186	$4,889		$25,075

		7,098	(a)			4,228	(a)
		604	(b)			661	(b)
		(30	)(b)			342	(c)
		(3,137	)(e)			(830	)(d)

Net income	$41,261	$4,535		$45,796	$23,064	$4,401		$27,465

Diluted net income per share	$0.68			$0.76	$0.39			$0.46

Shares used in computing diluted net income per share	60,463			60,463	59,470			59,470
Net income used in computing diluted net income per share:
Net income	$41,261			$45,796	$23,064			$27,465
Amortization of convertible debt issuance costs	—			—	342			—

	$41,261			$45,796	$23,406			$27,465

Gross margin — advertising	62%	2%	*	64%	61%	1%		62%

(a)	To adjust stock-based compensation charges

(b)	To adjust amortization of intangible assets

(c)	To adjust amortization of convertible debt issuance cost

(d)	To adjust gain on the sale of business and investments

(e)	To adjust gain on the sale of minority interest in subsidiary

*	Rounding

SINA CORPORATION
UNAUDITED SEGMENT INFORMATION
(U.S. Dollar in thousands)

	Three months ended			Six months ended
	June 30,		March 31,	June 30,
	2008	2007	2008	2008	2007
Net revenues
Advertising	$64,940	$41,199	$47,836	$112,776	$72,966
Mobile related	24,517	17,007	21,691	46,208	35,253
Others	1,863	1,603	1,788	3,651	2,870

	$91,320	$59,809	$71,315	$162,635	$111,089

Cost of revenues
Advertising	$23,686	$15,493	$19,032	$42,718	$28,835
Mobile related	10,929	6,613	9,524	20,453	13,900
Others	537	523	654	1,191	750

	$35,152	$22,629	$29,210	$64,362	$43,485

SINA CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. Dollar in thousands)

	June 30,	December 31,
	2008	2007
Assets
Current assets:

Cash and cash equivalents	$311,790	$271,666
Short -term investments	229,129	206,333
Accounts receivable, net	75,088	56,719
Other current assets	11,062	8,840

Total current assets	627,069	543,558

Property and equipment, net	36,319	26,846
Goodwill and intangible assets, net	92,295	89,358
Other assets	2,728	2,501

Total assets	$758,411	$662,263

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	$4,384	$940
Accrued liabilities	72,340	56,931
Income taxes payable	12,608	9,079
Convertible debt	99,000	99,000

Total current liabilities	188,332	165,950

Other long-term liabilities	5,701	1,337

Total liabilities	194,033	167,287

Shareholders’ equity	564,378	494,976

Total liabilities and shareholders’ equity	$758,411	$662,263